SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders



A special meeting of shareholders of Credit Suisse Global Technology Fund, Inc. was held on August 1, 2003. The results of the votes tabulated at the special meeting are reported below.

To elect eight Directors to the Board of Directors

Name of Director	For			Withheld

Richard H. Francis	1,394,553 shares	150,739 shares

Jack W. Fritz		1,392,594 shares	152,698 shares

Joseph D. Gallagher	1,392,814 shares	152,478 shares

Jeffery E. Garten	1,392,077 shares	153,214 shares

Peter F. Krogh		1,393,132 shares	152,160 shares

James S. Pasman, Jr.	1,393,085 shares	152,207 shares

William W. Priest	1,393,148 shares	152,144 shares

Steven N. Rappaport	1,392,605 shares	152,687 shares

To approve the retention or payment of fees paid or payable to Credit Suisse Asset Management, LLC

For	1,285,720 shares

Against	183,060 shares

Abstain	76,512 shares